Exhibit 99.1

PENGROWTH ENERGY TRUST	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.  Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.  If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.  This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.  The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.  This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.  This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on May 10, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00QE8B

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Appointment of Proxyholder I/We being holder(s) of Trust Units of PENGROWTH ENERGY TRUST hereby appoint: John B. Zaozirny, or failing him, Derek W. Evans,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman or the Chief Executive Officer.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the unitholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of unitholders of PENGROWTH ENERGY TRUST to be held at Wildrose Ballroom at the Sheraton Suites Eau Claire, on May 11, 2010 at 3:00 pm, MDT, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

							For	Withhold

1. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

2. Election of Directors									Fold

☐ VOTE FOR all nominees listed below (or vote for individual nominees below).

	For	Withhold		For	Withhold		For	Withhold

01. Derek W. Evans	☐	☐	02. John B. Zaozirny	☐	☐	03. Thomas A. Cumming	☐	☐

04. Wayne K. Foo	☐	☐	05. James D. McFarland	☐	☐	06. Michael S. Parrett	☐	☐

07. A. Terence Poole	☐	☐	08. D. Michael G. Stewart	☐	☐

							For	Against

3. Amendments to Security-Based Compensation Plans and Adoption of 2010 Long Term Incentive Plan							☐	☐

In respect of the ordinary resolution, the full text of which is set out in the accompanying management information circular (“Circular”), to: (i) approve amendments to the Trust’s security-based compensation arrangements to fix the maximum number of Trust Units reserved for issuance in connection therewith at five percent of the Trust Units issued and outstanding and to provide for consistent change of control provisions; and (ii) to approve the adoption of a new long term incentive plan, to be implemented upon the conversion of the Trust into a dividend paying corporation, as more particularly described in the Circular;

							For	Against

4. Enactment of Amended and Restated By-Laws of the Corporation							☐	☐

In respect of the extraordinary resolution, the full text of which is set out in the Circular, to approve and enact amended and restated by-laws of the Corporation;									Fold

To transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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